Date: January 20, 2011
VIA EDGAR AND FAX
(703) 813-6967
Ms. Amy Geddes
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	RailAmerica, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 26, 2010
File No. 001-32579
Dear Ms. Geddes:
          RailAmerica, Inc. (“RA” or the “Company”) is writing in response to the Staff’s comment letter dated December 20, 2010, with respect to the above-referenced filing. The Company believes this letter responds fully to the Staff’s comments and provides supplemental information as requested. For the convenience of the Staff, each comment is set forth below, followed by the Company’s response.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
1.	Please include specific amounts for material items cited in your explanations of variances both in your Results of Operations discussion and your discussion of cash flows within Liquidity and Capital Resources, for clarity. That is, when variances in line items are the result of more than one factor and/or of offsetting factors, the impact of the individually significant factors should be quantified.
RA RESPONSE
          We have reviewed your comment and will reflect in future filings.
Results of Operations
Operating Expenses, page 29.
2.	We note from your tabular disclosure here that other operating expenses are accretive to your results of operations for the year ended December 31, 2009, however, the explanation on page 30 does not illustrate why. Please explain to us in your response and tell us how an aggregate credit balance resulted from your 2009 operations. Consider providing specific amounts for each major source cited for clarity.
RA RESPONSE
          As described in the “General” section in MD&A, the Company executed a track maintenance agreement in 2009 that provided for reimbursement of track maintenance expenses. The Company reflected this reimbursement as a reduction in Other Expenses. In addition, the Company noted in MD&A that the variance in Other Expenses was due to the execution of the track maintenance agreement.
          Starting with the March 31, 2010 Form 10-Q, the Company revised the presentation of this reimbursement so that it is reflected as a separate line in the natural category income statement discussed in our MD&A rather than netting it against Other expenses. The Company believes that this presentation creates an easier comparison for discussion purposes. Below is an example of the new table that reflects the current presentation of the track

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

maintenance reimbursements. The Company will present this format of the expenses in its 2010 10-K and other future filings.

	Year Ended
	December 31,
	2009
Operating revenue	$425,774	100.0%
Operating expenses:
Labor and benefits	143,604	33.7%
Equipment rent	35,978	8.5%
Purchased services	30,914	7.3%
Diesel fuel	33,290	7.8%
Casualties and insurance	16,795	3.9%
Materials	11,399	2.7%
Joint facilities	6,942	1.6%
Other expenses	33,037	7.8%
Track maintenance expense reimbursement	(16,656)	-3.9%
Net gain on sale of assets	(25,839)	-6.1%
Depreciation and amortization	42,105	9.9%

Total operating expenses	311,569	73.2%
Operating income	114,205	26.8%
Interest expense, including amortization costs	(86,878)
Other income (loss)	(8,117)

Income from continuing operations before income taxes	19,210
Provision for income taxes	16,299

Income from continuing operations	2,911
Discontinued operations:
Gain on disposal of discontinued business	12,931

Net income	$15,842

Discontinued Operations, page 31.
3.	We note from your disclosure here that in December 2009, you terminated the lease of the Ottawa Valley Railroad line and, as a result, recorded a gain on disposal in discontinued operations in the fourth quarter 2009 of $26.8 million, or $4.1 million after tax, and that the high tax rate on the gain on disposal reflects the U.S. taxes on the distribution of OVRR’s Canadian earnings, which were previously considered to be reinvested in Canada. Given the October 2010 announcement of a new long-term operating agreement with Canadian Pacific for a portion of this line and the reclassification to operations as disclosed on page 6 in your Form 10-Q for the Quarterly Period Ended September 30, 2010, please tell us how, if at all, the amount of or manner in which the net gain was recorded will change, aside from the reclassification of these amounts from discontinued operations to operations. Please include the material terms of the new operating agreement with your response. Address any tax implications of this development, if applicable.
RA RESPONSE
          The former operating and lease agreement that was terminated by Canadian Pacific (“CP”) on December 18, 2009 included 300+ miles of track. The primary operations were overhead/bridge traffic1 handling which accounted for 90%+ of carloads on the line, along with some switching services2. We were paid on a per-train basis for overhead trains and per-car basis for other traffic. On March 5, 2010, approximately three months after the termination of the lease, CP issued a Request for Proposal for certain switching services. We and other rail operators submitted a proposal on March 31, 2010 and were awarded the business for switching services on a significantly

[1]	Defined as traffic that neither originates nor terminates on the line.

[2]	Defined as local traffic that originates or terminates on the line.

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

smaller portion of the mainline on September 29, 2010. The primary operations under this new agreement are to perform switching on a portion of the track we previously leased for a smaller number of customers and bring cars to a CP interchange. We are compensated through a fixed monthly fee plus per-car rates for all traffic.
          We considered the guidance in Accounting Standards Codification (“ASC”) 205-20-55-20 through 55-24, and concluded that the OVRR no longer met the definition of a discontinued operation within the assessment period as the cash flows of the component were not eliminated and that we would have significant continuing involvement in the operations. This conclusion was reached due to the fact that the revenues estimated to be generated from the OVRR prospectively will be in excess of 20% of the revenues that were generated under the terminated agreement.
          The amount of the net gain recorded in relation to the lease termination will not change as a result of the OVRR’s operations being reclassified to continuing operations. The gross gain will be reflected in operating income and the related tax provision will be reflected in the continuing operations tax provision. There are no material tax implications as a result of entering into this new operating agreement. The earnings under this new agreement will be deemed to be permanently reinvested outside of the U.S.
4.	As a related matter, please tell us how the pretax net gain on disposal was calculated. Identify and quantify any significant assets and liabilities that were disposed of, as applicable. We assume that no long-lived assets were subsequently reclassified as held for use. Please confirm supplementally or advise.
RA RESPONSE
The following table sets forth how the pretax gain on disposal was calculated for the OVRR.

(in thousands)
Cash Proceeds for Lease Termination	$68,642
Less:
Intangible asset- Lease	35,291
Leasehold Improvements	6,240
Materials and Supplies	300

Pretax gain on disposal	$26,811
     There were no long-lived assets subsequently reclassified as held for use. The lease intangible asset was established in purchase accounting in 2007 and was written off at the time CP terminated the lease. The leasehold improvements were associated with capital expenditures incurred on the portion of the line that we no longer operate and the materials and supplies were conveyed to CP under the terms of the agreement.
Liquidity and Capital Resources, page 36.
5.	Given the significance of your annual capital expenditures related to road assets, please consider disclosing the amounts of your capital expenditures by major road asset category (e.g., rail, ties, ballast), as well as information regarding the number of track miles of rail replaced, the number of crossties replaced, the number of new track miles of rail installed, the number of new crossties installed, and the number of track miles of rail resurfaced (e.g., ground). Please consider (i) utilizing tables to present the aforementioned information and (ii) providing narrative disclosure that addresses any significant variances in the information provided in your tables.

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

RA RESPONSE
     We have reviewed your comment and will include the following tables detailing the suggested items in future filings.
     The following table sets forth our track and related assets capital expenditures by major type for the year ended December 31, 2009 (comparative information for the years ended December 31, 2008 and 2010 will be included in the 2010 10-K along with a narrative discussion of significant variances):

For the year ended
(in thousands)	December 31, 2009
Ties	$19,472
Bridges	7,328
Surfacing	5,358
Rail	3,521
Crossings	3,086
Turnouts	1,306
Signals	1,258
Roadbed	724
Capital reimbursements	(5,478)

Total	$36,575
     The following table sets forth the approximate number of ties installed and replaced, miles of rail installed and replaced and track miles resurfaced during the year ended December 31, 2009.

For the year ended
December 31, 2009
Ties (each, in thousands)
Installed	3
Replaced	384
Rail (miles)
Installed	1
Replaced	18
Surfaced (miles)	927
6.	Please quantify for us the amount of costs that you have capitalized in connection with the replacement of road assets, although such costs were not contemplated by your original capital budget (e.g., unplanned capital expenditures related to the occurrence of casualty events). To the extent that such costs are material, please expand your MD&A disclosure to discuss the amounts capitalized and the underlying reasons why such costs were incurred.
RA RESPONSE
     Generally, unplanned capital expenditures for the replacement of road assets are related to casualty events. In 2009, we incurred $0.1 million of unplanned costs relating to the replacement of road assets which we deemed not material for separate disclosure in our MD&A. However, if we incur a material amount of unplanned costs in the future for the replacement of road assets, we will provide disclosure in our MD&A.

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

Critical Accounting Policies and Use of Estimates, page 41; and
Note 1 — Summary of Significant Accounting Policies, Property Plant and Equipment, page F-8;
And
Note 7 — Property and Equipment, page F-25
7.	Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors. Following are disclosures that should be included in the significant accounting policies described in the notes to your financial statements or in the critical accounting estimates portion of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

Determination of estimated service lives
•	Given the individual assets are not separately depreciated under the group method of depreciation, disclose how service lives are determined;

•	Whether and how often depreciation studies are performed;

•	A description of what a depreciation study is, how they are performed (method and sources of data), the frequency with which they are performed, and the key factors involved in such studies (e.g., analysis of historical use and retirement of assets, expected salvage value to be received upon retirement, etc.);

•	If known, key factors reasonably likely to cause significant changes in estimated service lives.
Accounting for retirement or replacement of depreciable property
•	In addition to your disclosure that normal sale or retirement of track assets results in no gain or loss recognized and that cost less net salvage value is charged to accumulated depreciated on page F-8, you should also discuss the method of accounting for abnormal retirements and replacements, including that gains or losses are recognized in earnings;

•	How to distinguish between normal and abnormal retirements;

•	The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);

•	The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;

•	Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively.
Accounting for maintenance-related activities
•	Quantification of maintenance costs expensed as incurred;

•	To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts capitalized in each period presented;

•	As a related matter, please tell us in your response whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, etc.

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

RA RESPONSE
     Determination of estimated service lives:
     We have reviewed your comments and will include the referenced information in future filings. See the appendix for our enhanced Property, Plant and Equipment footnote disclosure.
     Accounting for retirement or replacement of depreciable property
     We have reviewed your comments and will include the referenced information in future filings. See the appendix for our enhanced Property, Plant and Equipment footnote disclosure.
     Accounting for maintenance-related activities:
     As described in Note 1 — Summary of Significant Accounting Policies, Property Plant and Equipment, page F-8, we expense repair and maintenance costs as incurred, which include rail grinding and shoulder ballast cleaning.
     We have reviewed U.S. generally accepted accounting principles and SEC guidelines and are unaware of guidance which provides a clear definition of maintenance costs. In addition, we have reviewed the filings of others in our industry and are not aware of any member of the group currently disclosing the amount of maintenance costs expensed as incurred. We believe that the lack of a clear definition of maintenance expense will result in reduced comparability in the financial results of the industry as each Company would be required to exercise significant judgment in determining which expenses should be classified as maintenance expense incurred. Therefore, we respectfully request that the Staff reconsider its request to disclose this information in future filings.
Conclusion
We believe that the above responds fully to the comments of the Staff and intends to address all comments in future filings.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (904) 538-6160 if you would like additional information or if the Staff has additional comments.
Very truly yours,

/s/ B. Clyde Preslar B. Clyde Preslar
Senior Vice President and Chief Financial Officer
RailAmerica, Inc.

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

Appendix- Enhanced Property Footnote Disclosure
NOTE 1. Summary of Significant Accounting Policies
PROPERTY, PLANT AND EQUIPMENT
Depreciation Method
Property, plant and equipment, which is recorded at historical cost, is depreciated and amortized on a straight-line basis over their estimated useful lives. Costs assigned to property purchased as part of an acquisition are based on the fair value of such assets on the date of acquisition.
Track and Related Assets
The Company uses the group method of depreciation under which a single depreciation rate is applied to the gross investment in its track assets. The Company reevaluated the useful lives of its track and related assets and established new depreciable lives based on reviews performed by valuation experts during purchase accounting in 2007.
Depreciation has been computed using the estimated economic useful lives as follows:

Railroad track and ties	30-40 years
Railroad track improvements	3-10 years
Under the group method, the service lives and salvage values for each group of assets are determined by completing periodic life studies and applying management’s assumptions regarding the service lives of its properties. A life study is the periodic review of asset lives for group assets conducted and analyzed by the Company’s management with the assistance of a third-party expert. The results of the life study process determine the service lives for each asset group under the group-life method.
There are several factors taken into account during the life study and they include statistical analysis of historical life, retirements and salvage data for each group of property, evaluation of current operations, review of the previous assessment of the condition of the assets and the outlook for their continued use, consideration of technological advances and maintenance schedules and comparison of asset groups to peer companies.
The Company’s policy is to perform life studies every five years for road (e.g. bridges and signals) and track (e.g., rail, ties and ballast) assets. Since the Company’s fixed assets were recently fair valued as part of purchase accounting in 2007, the first life study will be completed in 2012. Changes in asset lives due to the results of the life study, if any, will be applied on a prospective basis and could significantly impact future periods’ depreciation expense, and thus, the Company’s results of operations.
Building, Equipment and Other Fixed Assets
Building, equipment and other fixed assets (such as locomotives and freight cars) are specifically identified. The Company utilizes straight line depreciation methods on a per asset basis. The Company reevaluated the useful lives of its buildings, equipment and other fixed assets and established new depreciable lives based on reviews performed by valuation experts during purchase accounting in 2007.
Depreciation has been computed using the estimated economic useful lives as follows:

Buildings and improvements	20-33 years
Locomotives, transportation and other equipment	5-30 years
Office equipment and capitalized software	5-10 years

Ms. Amy Geddes
United States Securities and Exchange Commission
January 20, 2011

Capital Expenditures
Rail operations are capital intensive and the Company accounts for these costs in accordance with GAAP. Routine repairs and maintenance costs, for all asset categories, are expensed as incurred. The Company self-constructs portions of its track structure and rebuilds certain of its rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. Expenditures which significantly increase asset values or extend useful lives are capitalized.
Capital spending related to locomotives and freight cars includes purchase costs of locomotives and freight cars as well as certain equipment leases that are considered to be capital leases in accordance with the Leases Topic in the ASC. In addition, costs to modify or rebuild these assets are capitalized if the spending incurred extends the asset’s useful life or improves utilization. Improvement projects must meet specified dollar thresholds to be capitalized and are reviewed by management to determine proper accounting treatment.
The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are capitalized. Research, preliminary project planning, operations, maintenance and training costs are charged to operating expense when the work is performed.
Disposals and Retirements
Track and Related Assets
Upon normal sale or retirement of track assets, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. As part of the life study in 2012, an assessment will be made of the recorded amount of accumulated depreciation. Any deficiency (or excess), including any deferred gains or losses, will be amortized as a component of depreciation expense over the remaining useful life of the asset group until the next required life study. Since the overall assumption with group-life is that the assets within the group on average have the same life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.
The Company utilizes a first-in, first-out approach to track and related asset retirements. Generally, the Company estimates the historical cost of the replaced assets using historical accounting records and/or inflation indices published by the Bureau of Labor Statistics which are applied to the replacement value based on the age of the retired asset. These indices closely correlate with the major cost of the materials comprising the applicable road assets.
In the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately. These acts are not considered to be in the normal course of business and are therefore recognized when incurred. Examples of such acts would be the major destruction of assets due to significant storm damage (e.g. major hurricanes) and the sale, disposal or abandonment of a rail line segment. There were no abnormal losses during the periods ended December 31, 2009 and 2008.
Building, Equipment and Other Fixed Assets
Upon retirement or disposal of any of the building, equipment and other fixed assets, resulting gains and losses are recognized in earnings.
Impairment Reviews
The Company periodically reviews its assets for impairment when indicators are present, by comparing the projected undiscounted cash flows of those assets to their recorded amounts. Impairment charges are based on the excess of the recorded amounts over their estimated fair value, as measured by discounted cash flows. No circumstances have occurred to indicate the possibility of impairment.